EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         September 4, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re:  Immediate Report - Koor Industries Ltd.
          (NO. 54/2000) Company No. 52-001414-3


Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On August 29, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001NIS per share) of Koor. The total shares acquired this day were 11,462 for a total sum of 4,846,621.00 NIS. (the closing price of said shares on this day was 42,150)

Further on August 30, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 6,035 for a total sum of 2,546,747.00 NIS. (the closing price of said shares on this day was 42,330)

Further on August 31, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 8,118 for a total sum of 3,451,414.00 NIS. (the closing price of said shares on this day was 42,660)

Further on September 3, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 5,745 for a total sum of 2,442,453.60 NIS. (the closing price of said shares on this day was 42,660)

2. As stated, Koor acquired a total of 31,360 ordinary shares, which represent 0.2% of its issued share capital.

                                        Yours sincerely,



                                        Jackie Goren, Adv.